Form 51-102F1

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Management Discussion & Analysis

Audited Consolidated Financial Statements for the

Year ended

December 31, 2004

The following discussion and analysis of the financial position and results of operations for Las Vegas From Home.com Entertainment Inc. ( the “Company”) should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2004 and 2003, and which are prepared in accordance with Canadian generally accepted accounting principals.  The audited consolidated financial statements and notes thereto have been reviewed by the Company’s Auditor.  The following discussion and analysis, which has not been reviewed by the Company’s Auditor, should also be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2004 and 2003.

The following information will include all the disclosure required under Form 51-102F1 for Annual MD&A.

The following information is prepared as at April 28, 2005.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

The Company and its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) are in the business of developing and marketing software for on-line multi-player interactive card games.  The gaming and entertainment operations are carried on by Action.  The principal revenues of Action are from collecting rakes, licensing fees and royalties.  Action operates as an internet host of card games and collects a fee (rake) as host and does not participate in the actual card games.

Las Vegas From Home.com Entertainment Inc. is a reporting issuer in the Provinces of British Columbia and Alberta and files all public documents on www.sedar.com .  The Company is a foreign private issuer in the United States of America and in this respect, files on EDGAR, its annual report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=0001061612&filenum=&State=&SIC=&owner=include&action=getcompany will give you direct access to the Company’s S.E.C. filings.

Selected Annual Information

Selected annual information from the audited consolidated financial statements for the three years ended December, 31, 2004, 2003 and 2002 is shown in the following table:

	2004	2003	2002
Revenue	$1,980,918	$1,380,427	$375,608
Interest Income	3,046	1,997	9,776
Loss before other items	(3,595,278)	(2,015,712)	(1,991,285)
Loss per common share before other items	(0.05)	(0.04)	(0.05)
Fully diluted loss per common share before other items	(0.04)	(0.04)	(0.04)
Net loss	(5,346,512)	(2,008,775)	(1,825,413)
Net loss per common share	(0.08)	(0.04)	(0.05)
Fully diluted net loss per common share	(0.06)	(0.04)	(0.04)
Total Assets	2,582,847	661,035	345,200
Long term financial obligations	43,094	39,692	Nil
Cash dividends	Nil	Nil	Nil

For the twelve month period ended December 31, 2004, the Company has recorded Revenue of $1,980,918 (2003:$1,380,427) reflecting a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software.  Interest income increased to $3,046 (2003:$1,997) due to higher cash balances in the bank.  The loss before other items of $3,595,278 (2003:$2,015,712) and the loss per common share before other items on a fully diluted basis was $0.04 (2003:$0.04) and on a non-diluted basis was $0.05 (2003:$0.04) which occurred as a result of increased expenses totalling $5,579,242 (2003:$3,398,136) mainly due to the Company incurring advertising and promotion expenses of $1,236,938 (2003:$771,813) and also due to the Company recognizing stock options granted to Employees, Directors and Officers as salaries’ expense of $1,489,526 (2003:$357,152) and stock options granted to Consultants as Consulting expense of $833,478 (2003:171,305). The increased net loss of $5,346,512 (2003: $2,008,775) and the net loss per common share on a fully diluted basis of $0.06 (2003:$0.04) and on a non-diluted basis of $0.08 (2003:$0.04) is due to the loss on sale of investments of $42,011 as compared to a gain of $6,502 in 2003, the settlement of a lawsuit for $240,400 (2003:$Nil), the write down of investments by $39,301 (2003:$Nil) and the purchase back of net revenue sharing for $1,429,522 (2003:$Nil).  The gain/loss on disposal of property and equipment was $Nil as compared to a gain of $435 in 2003.  Total assets of $2,582,847 (2003: $661,035) is comprised of marketable securities of $383 (2003:$17,374); accounts receivable of $1,203,471 (2003:$179,133); prepaids and security deposits of $102,899 (2003:$85,041); due from related party of $371,347 (2003:$140,832); and equipment and software development of $904,747 (2003:$238,655).  The Company has long term obligations of $43,094 (2003:$39,692) for hardware equipment.  The Company has never paid any cash dividends and has no plans to pay any cash dividends in the future.  The weighted average number of common shares was 58,428,307 as compared to 42,579,518 for the same period in 2003 as compared to 34,176,428 for the same period in 2002.

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

The Company has developed and has built a Software for on-line multi-player interactive card games (the “Company’s Gaming Software”) which is licensed to its wholly owned Antiguan subsidiary Action Poker Gaming Inc. (“Action”).

The Kahnawake Gaming Commission has issued to Action an interactive gaming license to operate and exploit an Internet Gaming Facility located at the facilities of Mohawk Internet Technologies Inc., which is located in the Kahnawake Mohawk Reserve in Canada.

Action hosts the Company’s Gaming Software to the general public.  Action is the owner and operator of the URLs www.tigergaming.com, www.tigergaming.net, www.holycowpoker.com, www.atlantisworldpoker.com, www.pokerincanada.com and www.pokerincanada.net.

Action licenses the Company’s Software to several third party operators.  For a list of all licensees, please visit www.lvfh.com .  Furthermore, Action hosts and operates online poker websites on behalf of its licensees.

The principal revenues of Action are from collecting rakes, licensing fees and royalties.

During the year ended December 31, 2004, Action launched www.zerorake.com.  However, for the time being, Action has decided not to market www.zerorake.com.

The Company is continually enhancing and upgrading the Company’s Gaming Software.  Furthermore, the Company is developing new games which will be added to the Company’s Gaming Software.

In June 2003, Action entered into an agreement with Atlantis Casino (“Atlantis”) whereby Atlantis purchased a 35% interest in Action’s monthly net revenues for US$1,000,000 of which the portion received was included in the Company’s revenues.  During 2004, the parties entered into an agreement (the “Purchase Back Agreement”) whereby Action purchased back the 35% interest in Action’s monthly net revenues from Atlantis for US$1,000,000 of which US$327,620 remained outstanding as at December 31, 2004.  As of March 8, 2005, the outstanding amount was fully paid.  The Company and Action have no further obligations whatsoever to Atlantis.

During the year, the Company was involved in a lawsuit for patent infringement.  Even though Management of the Company is of the opinion that the lawsuit was frivolous and of no merit, nevertheless Management decided that it would be more prudent and cost effective to have an amicable out-of-court settlement.  Subsequent to year-end, the Company reached an out-of-court settlement whereby the Company has agreed to pay a series of royalty payments, not to exceed the sum of US$200,000, which are payable as follows:

(a)

Four equal instalments of US$25,000 until November 2, 2005, of which one instalment payment has already been made;

(b)

Quarterly payments of US$10,000 for every US$1,000,000 of Las Vegas’ cumulative rake income commencing January 1, 2005, for up to US$5,000,000 of Las Vegas’ cumulative rake revenues; and,

(c)

A single payment of US$50,000 for the first subsequent US$5,000,000 of Las Vegas’ cumulative rake revenues after the above mentioned US$5,000,000 has been reached.

Accordingly, US$200,000 (Cdn$240,400) has been accrued as settlement expense in the statement of operations for the year ended December 31, 2004.

The Company is presently not a party to any legal proceedings whatsoever.

On June 15, 2004, the Company entered into a Loan Agreement (the “Loan Agreement”) with International Interactive Ventures (“Interactive”) whereby Interactive lent the Company’s Antiguan subsidiary, Action, the amount of US$250,000 (the “Loan”).  The Loan is repayable together with bonus on a monthly basis commencing on July 30, 2004 and ending on July 30, 2006.  In lieu of interest, the Company is obliged to make monthly bonus payments to Interactive equal to 5% of Action’s revenues for a period of 12 months. Bonus payments totalling US$20,709 have been made up to October, 2004.

The Company acquired, on April 28, 2004, Action Commerce Limited (UK), a United Kingdom corporation.  Action Commerce Limited (UK) is now a wholly owned subsidiary of the Company, and acts as payment processor for the Company and its subsidiaries.  Furthermore, the Company has caused to incorporate the following companies which are wholly owned subsidiaries of the Company; (1) Guardian Commerce Limited, (“Guardian”) a St. Kitt’s Corporation which was incorporated to enable the Company’s subsidiaries to continue their business relationship with Optimal Payments Inc., and, (2) APG Enterprises Ltd., (“APG”) a Cypriot Corporation.  The Company’s wholly owned Cypriot subsidiary, APG has commenced its operations in Cyprus and currently employs 16 people.  Upon the dissolution of one of the Company’s former subsidiaries, the Company acquired a 100% wholly owned interest in 4010493 Canada Inc., a federally chartered Canadian company, which is currently dormant.  Furthermore, the Company caused to incorporate two Panamanian subsidiaries during the year, Georgia Enterprises Corp., and Tiger Ventures Corp., both of which are presently inactive.  The Company may, in the future, possibly use the two Panamanian subsidiaries as payment processors for the Company and its subsidiaries.

At the 2004 Annual General Meeting of the shareholders of the Company which was held on May 31, 2004, the shareholders approved the Audited Consolidated Financial Statements for the year ended December 31, 2003 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and, adopted the Company’s 2004 Stock Option Plan whereby the Company may reserve up to 11,290,154 of the issued and outstanding common shares of the Company for the granting of stock options to directors, officers, employees and consultants.  The material terms of the 2004 Stock Option Plan, which has received the approval of the TSX Venture Exchange (“TSX”), are outlined in the Company’s Information Circular, dated April 12, 2004, and which has been filed on www.Sedar.com .

In addition to the Public Markets on which the Company’s shares are presently either quoted or listed for trading, and in order that the Company may have an enhanced profile, and increased status and credibility, Management of the Company is currently pursuing the possibilities of having the Company’s securities quoted for trading on AIM of the London Stock Exchange.

For the year ended December 31, 2004, the Company recorded revenue of $1,980,918 as compared to $1,380,427 for the same period in 2003.  Interest income was $3,046 as compared to $1,997 during the same period in 2003.  The loss before other items was $3,595,278 as compared to $2,015,712 for the same period in 2003 due to the fact that the total expenses increased to $5,579,242 reflecting an increase in the level of the Company’s activities as compared to $3,398,136 for the same period in 2003.  Items which contributed to an increase in operating expenses during the year ended December 31, 2004, were office expenses of $126,891 (2003:$83,323), consulting and professional fees of $991,950 (2003:$227,138) which includes a non-cash expense item of $833,478 (2003:$171,305) for stock options granted to Consultants, salaries and benefit expenses of $2,292,755 (2003:$1,344,223) which includes a non-cash expense item of $1,489,526 (2003:$357,152) for stock options granted to Directors, Officers and Employees, advertising and promotion expenses of $1,236,938 (2003:$771,813), amortization of $168,108 (2003:$71,677), regulatory and transfer agent fees of $10,357 (2003:$6,891), rent of $289,269 (2003:$255,702), and, travel, meals and entertainment expenses of $172,233 (2003:$163,834).

The weighted average loss per common share was $0.10 as compared to a loss of $0.05 during the same period in 2003.  Total assets at December 31, 2004, were $2,582,847 (2003:$661,035) which are comprised of marketable securities of $383 (2003:$17,374), accounts receivable of $1,203,471 (2003:$179,133), prepaids and security deposits of $102,899 (2003:$85,041), equipment and software development of $904,747, (2003:$238,655), and due from related party of $371,347 (2003:$140,832). As at December 31, 2004, the Company has equipment leases with a present value of net minimum lease payments of $43,094 (2003:$39,692) expiring in 2007.  The current portion totals $19,904 (2003:$12,127) a certain portion of which has been personally guaranteed by the Company’s President, Jacob H. Kalpakian.  The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

For the year ended December 31, 2004, the Company had a working capital deficit of $619,640 as compared to $147,468 in the same period of 2003.

During the twelve month period ended December 31, 2004, the Company incurred a net loss of $5,346,512 or $0.08 per share (2003:$2,008,775 or $0.04 per share), which includes non-cash expense items totalling $2,323,004 (2003:$528,457) for stock options granted to Directors, Employees, Officers and Consultants.  Operating expenses during the twelve month period amounted to $5,579,242 as compared to $3,398,136 in the same period for the year 2003.  The increase in the Company’s operating expenses is mainly due to the Company increasing its work force considerably, substantially increasing its advertising and promotional efforts, and the Company’s recognition of compensation expense for stock options granted to Directors, Officers, Employees and Consultants.  During the twelve month period ended December 31, 2004, the Company recorded revenues of $1,980,918 (2003:$1,380,427) (2002: $375,608).  The increase in the Company’s revenues is due to the general acceptance of the Company’s Gaming Software by the Company’s licensees and users of the Company’s Gaming Software.

Fourth Quarter, (December 31, 2004)

During the three month [fourth quarter] period ended December 31, 2004, the Company had a net loss of $3,461,006 or $0.05 per share as compared to a net gain of $178,640 or $0.00 per share in the same three month [fourth quarter] period ended December 31, 2003.  Operating costs increased to $3,250,031 as compared to $1,400,873 for the same period in 2003. Costs relating to salaries and benefits, advertising and promotion, consulting fees, telephone, amortization and rent contributed mainly to the increase in operating costs as a result of an overall increase in the Company’s activities.

The Company’s fourth quarter revenue for the three month period ended December 31, 2004, was $1,073,463; (2003:$260,887) as a result of increased revenue generated from the Company’s Gaming Software.

Risks related to our Business

Although management believes that the conduct of Internet gaming related activities by its Antiguan subsidiary, Action, represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

There is an ongoing effort in the U.S.A. to enact legislation for the prohibition of on-line gaming and for financial transactions pertaining to on-line gaming.  The passage of such legislation could substantially and adversely impact the business of the Company and its licensees.

The marketplace for the Company’s Gaming Software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  The Company’s products and services compete against those of other companies that have greater financial, marketing, technical and other resources than those of the Company.  Any changes in the internet’s role as the premier computer network information service or any shutdown of internet services by significant internet service providers will have an adverse material impact on the Company’s ability to generate revenues.  Furthermore, the Company can be adversely affected from power failures, internet failures, software failures and hackings.  The Company relies heavily on its employees, the loss of any of whom could have an adverse effect on the Company. The Company also relies on its licensees for the operation of the Company’s Gaming Software, the loss of any of which could have an adverse effect on the affairs of the Company. Changes in policies of companies, financial institutions or banks, that handle credit card transactions and/or other types of financial transactions for on-line gaming, may have an adverse impact on the financial affairs of the Company.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended December 31, 2004:

For the Quarterly Periods ended	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Total Revenues	$1,073,518	350,688	282,979	276,779
Income (loss) before other items	(2,176,513)	(530,878)	(429,508)	(458,379)
Earnings (loss) per common share before other items	(0.03)	(0.01)	(0.01)	(0.01)
Fully diluted earnings (loss) per common share before other items	(0.02)	(0.01)	(0.01)	(0.01)
Net income (loss) for the period	(3,461,006)	(558,394)	(862,178)	(464,934)
Basic net earnings (loss) per share	(0.05)	(0.01)	(0.02)	(0.01)
Diluted net earnings (loss) per share	(0.04)	(0.01)	(0.01)	(0.01)

For the Quarterly Periods ended	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Total Revenues	$261,122	186,722	841,991	92,589
Income (loss) before other items	(1,139,751)	(667,955)	311,970	(519,976)
Earnings (loss) per common share before other items	(0.02)	(0.01)	0.01	(0.01)
Fully diluted earnings (loss) per common share before other items	(0.01)	(0.01)	0.01	(0.01)
Net income (loss) for the period	178,640	(578,491)	307,244	(1,916,168)
Basic net earnings (loss) per share	0.00	(0.01)	0.01	(0.05)
Diluted net earnings (loss) per share	0.00	(0.01)	0.01	(0.04)

The Company’s business is not of a seasonal nature.

The Company’s total revenues have been generated mainly as a result of the Company’s Gaming Software.

Fluctuations in the exchange rate of the US dollar in relation to the Canadian dollar have a direct impact on the results of the Company’s operations due to the fact that the Company’s revenues are generated in US dollars while a certain portion of the Company’s expenses are incurred in Canadian dollars.

Liquidity and Capital Resources

The Company’s revenues did not meet the Company’s expenditures and capital requirements.  For the year ended December 31, 2004, the Company has required additional funds to conduct its operations uninterruptedly.  During the fourth quarter of 2004, the Company experienced meaningful increases in its revenues.  In order for the Company to further increase its revenues, the Company must dedicate more resources to marketing and to upgrading the Company’s Software so as to have a full suite of poker games as well as new products.  If the Company is successful in increasing its revenues, Management is of the opinion that the Company shall be able to fund its marketing and development expenditures from the Company’s increased cash flow.  Until the Company is able to reach such a level, and in order to meet its funding requirements, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.

During the year ended December 31, 2004, the Company entered into two private placement financing agreements with Bronx Ventures Inc, [formerly Lucky 1 Enterprises Inc.] (“Bronx”), a related party, whereby the Company issued an aggregate of 4,000,000 common shares at prices ranging from $0.30 to $0.32 per common share for total proceeds to the Company of $1,225,000.

During the year ended December 31, 2004, the Company closed a Brokered Private Placement Financing and a Non-Brokered Private Placement Financing dated October 25, 2004, for total gross proceeds to the Company of $1,145,000, the details of which are as follows:

  The Brokered Private Placement Financing consists of 9,200,000 Units of the Company’s securities at $0.10 per Unit.  Each Unit consists of one common share (“Common Share”) in the capital of the Company and one-half of one share purchase warrant (“Warrant”).  Each whole Warrant is required to purchase one Common Share in the capital of the Company at $0.20 per Common Share for a period of 24 months.  A 10% Finder’s Fee of $92,000 was paid in cash to the Agent and an aggregate of 920,000 broker warrants (“Broker Warrants”) were issued.  Each Broker Warrant entitles the broker to acquire one Common Share in the capital of the Company at $0.10 per Common Share for a period of 24 months.  All Common Shares, Warrants and Broker Warrants have been issued and have a hold period expiring on March 2, 2005, and;

  The Non-Brokered Private Placement Financing consists of 2,250,000 Units of the Company’s securities at $0.10 per Unit.  Each Unit consists of one common share (“Common Share”) in the capital of the Company and one-half of one warrant (“Warrant”).  Each whole Warrant is required to purchase one Common Share in the capital of the Company at $0.20 per Common Share for a period of 24 months.  No Finder’s Fee was paid in respect to this Financing.  All Common Shares and Warrants have been issued and have a hold period expiring on March 10, 2005.

The Company has entered into Non-Brokered Private Placement Agreements dated December 13, 2004, to issue 5,000,000 units at $0.20 per unit, each unit consisting of one common share and one-half of one warrant; each whole warrant entitling the holder to purchase one common share exercisable at a price of $0.25 per common share for a period of 24 months.  A related party, Bronx Ventures Inc., [formerly Lucky 1 Enterprises Inc.], (“Bronx”), participated in this financing and purchased 1,250,000 units of the 5,000,000 units.  In the future, Bronx may either increase or decrease its investment in the Company.  The financing was approved by the TSX Venture Exchange on January 7, 2005, and all units, which have a hold period expiring on May 8, 2005, have been issued by the Company.

Proceeds received by the Company from all financings are being utilized for general working capital purposes.

The Company has granted stock options to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding stock options be exercised by any party, then any funds received by the Company shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised before their respective expiry dates.

During the year ended December 31, 2004, an aggregate of 2,375,408 stock options were exercised for total proceeds of $424,318; 13,310,000 stock options were granted; 2,326,099 stock options expired and 381,250 stock options were cancelled.  As at December 31, 2004, the Company had 11,165,592 outstanding stock options exercisable at prices ranging between $0.12 and $0.20 per common share.

During the year ended December 31, 2004, 1,688,000 share purchase warrants in the capital of the Company expired and a total of 6,645,000 share purchase warrants were issued of which 4,600,000 are exercisable at $0.20 per common share expiring on October 31, 2006, 1,125,000 are exercisable at $0.20 per common share expiring on November 8, 2006, and 920,000 are exercisable at $0.10 per common share expiring on October 31, 2006.

There was a working capital deficit of $619,640 as at December 31, 2004, as compared to a working capital deficit of $147,468 as at December 31, 2003.  Marketable securities at December 31, 2004, were $383 as compared to $17,374 at December 31, 2003.  Accounts receivable at December 31, 2004, was $1,203,471 as compared to $179,133 at December 31, 2003. Prepaids and security deposits at December 31, 2004, were $102,899 as compared to $85,041 at December 31, 2003.  Due from related party at December 31, 2004, was $371,347 as compared to $140,832 at December 31, 2003.

Trends

The marketplace for the Company’s business is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  Consequently, new products are being developed continuously by the Online Gaming Industry in order to satisfy customer demands, and new venues of advertising and promotion are being used by the Online Gaming Industry so as to attract new customers and retain existing ones.

Related Party Transactions

The company shares office premises with a related company, Bronx Ventures Inc. (formerly Lucky 1 Enterprises Inc.), (“Bronx”).  Subsequent to August 2001, rent for the office premises is paid by the Company and Bronx is charged for its proportionate share which was $6,032 for the twelve month period ended December 31, 2004 (2003: $7,090).  Bronx charges the Company for its proportionate share of payroll expenses and other office expenses, (“Las Vegas obligations”).  During the twelve month period ended December 31, 2004, the Company has paid to Bronx the sum of $199,589 (2003:$185,425) for the Las Vegas obligations which are as follows:  payroll and benefits in the amount of $185,450 (2003:$155,796) and other office expenses in the amount of $14,139 (2003:$29,629).

The Company entered into a licensing agreement on November 4, 2002, with Bronx for the joint development of certain on-line gaming software consisting of three card games; Pan, Big 2, and Chinese Poker, (the “three card games software”).  In respect to this transaction, the Company received the approval of the TSX Venture Exchange on November 21, 2002.  The Company has received from Bronx the agreed license fee of $200,000 for the three card games software.  The three card games software is equally owned by the Company and Bronx.  The Company is the operator of the three card games software. The Company receives 60% and Bronx receives 40% of all revenues that are generated from the operation of the three card games software.  The Company’s 60% share of revenues generated from the three card games software was $ 438,560 for the twelve month period ended December 31, 2004 (2003:$151,425).  As at December 31, 2004, the Company has paid to Bronx $292,372 representing 40% of revenues generated from the three card games software (2003:$100,951).

For the year ended December 31, 2004, Kalpakian Bros. of B.C. Ltd., was paid $180,000.  The principals of Kalpakian Bros. of B.C. Ltd., are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers.  Pursuant to a Management Agreement dated February 1, 2000, the remuneration payable to Kalpakian Bros. of B.C. Ltd., is $15,000 per month plus GST plus reimbursement of all traveling and other expenses incurred by Kalpakian Bros. of B.C. Ltd., in connection with performing its services. The Management Agreement is automatically renewable on a year by year basis and may be terminated at anytime by either party on six months’ written notice.

During the year ended December 31, 2004, the Company entered into Non-Brokered Private Placement Financing Agreements with Bronx, a related company.  The Company has issued to Bronx a total of 4,000,000 common shares of the Company at $0.30 and $0.32 per common share for total net proceeds to the Company of $1,225,000.  These shares were restricted from trading until June 20, 2004.

As of January 7, 2005, Bronx, a related company, has acquired for investment purposes, 1,250,000 units of the Company at a price of $0.20 per unit.  Each unit consists of one common share and one-half of one warrant.  One whole warrant is required to purchase one common share at $0.25 per share for a period of 24 months.  The 1,250,000 units of the Company, which have a hold period expiring on May 8, 2005, have been issued to Bronx.  In the future, Bronx may either increase or decrease its’ investment in the Company.

During the year, 2 directors of the Company participated in the Company’s Non-Brokered Private Placement financing dated October 25, 2004, by purchasing an aggregate of 300,000 units at $0.10 per unit.  (For details, please see Liquidity and Capital Resources)

During the year, the Company charged interest, for funds loaned to Bronx, in the amount of $513 (2003:$1,740).  During the year, the Company was charged interest, for funds loaned by Bronx, in the amount of $378 (2003:$1,387).  Loans made to and received from Bronx bear interest at Bank of Montreal prime plus 1% and are payable on demand.

Changes in Accounting Policies

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of employee stock based compensation, including stock options.  Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors, as the exercise price was equal to or greater than the market price at the date of the grants.  Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

As a result of this change in accounting policy, the opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock options granted to employees and directors in 2003 of $214,024 and $83,051 in 2002.  Accordingly, contributed surplus was increased by $297,075.

Financial Instruments

(i)

Fair value

The carrying value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, risks on accounts receivable is minimal as receivables are from major internet payment processors.

(iv)

Translation risk

The Company remeasures the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(v)

Market risk

The Company is exposed to market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s December 31, 2004 & 2003 Annual Audited Consolidated Financial Statements.

Capital Stock

100,000,000 common shares without par value

    5,000,000 preferred shares

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise ($) Price per common share	Expiry Dates
Issued and Outstanding as at April 28, 2005	79,129,678	Nil	N/A	N/A
Stock Options	10,184,592	Nil	$0.12 to 0.44	Feb 5/06 to June 1/07
Brokers’ Warrants	90,000	Nil	0.10	Oct 31/06
Warrants	6,850,000	Nil	$0.20 to $0.25	Oct 31/06 to Jan 7/07
Fully Diluted as at April 28, 2005	96,254,270	Nil	N/A	N/A

Subsequent Events to the year ended December 31, 2004, and up to April 28, 2005.

In respect to the Loan Agreement with International Interactive Ventures (“Interactive”), on March 15, 2005, the Company fully repaid the Loan to Interactive.  On April 15, 2005, as consideration for the early repayment of the Loan on March 15, 2005 by the Company, Interactive has cancelled the Loan Agreement and has forever forgiven all outstanding and future bonus payments that were payable pursuant to the Loan Agreement.

A total of 2,066,000 stock options were exercised at prices ranging between $0.12 and $0.19 per common share for total proceeds to the Company of $365,970.  No stock options were cancelled or had expired and a total of 1,085,000 stock options were granted exercisable at prices ranging between $0.20 and $0.44 per common share.

A total of 2,205,000 warrants were exercised at prices ranging between $0.10 and $0.25 per common share for total proceeds to the Company of $358,000.

The Company has entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a "bought-deal" underwritten private placement of Subscription Receipts ("Subscription Receipts") for gross proceeds of $8,000,200 (the “Offering”).  Pursuant to the Offering, the Company will issue 12,308,000 Subscription Receipts at a price of $0.65 per Subscription Receipt.  The Underwriters will also have the option to purchase up to an additional 3,077,000 Subscription Receipts on identical terms from the Company.

Each Subscription Receipt is exercisable into one unit (a “Unit”) of the Company.  Each Unit is comprised of one common share (“Common Share”) of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”).  Each Warrant will entitle the holder to purchase one Common Share at an exercise price of $1.00 for 24 months following the closing of the Offering.

The proceeds of the Offering, exclusive of the proceeds from the sale of 2,497,100 Subscription Receipts, will be held in escrow pending the receipt of the certificate of articles of amendment of the Company providing for an increase in the authorized capital of the Company to a number of Common Shares sufficient to permit the issuance of all of the underlying Common Shares.

The proceeds from the Offering will be used to fund the Company’s continued growth, to expand sales and marketing initiatives, for potential acquisitions by the Company, and for general working capital purposes.

Completion of the private placement is subject to receipt of all required regulatory and other approvals, including the approval of the TSX Venture Exchange.  It is anticipated that the private placement will close on or about May 12, 2005, (the “Closing Date”).

In respect to this financing, the directors and officers of the Company have consented to execute and deliver written undertakings, in favour of the underwriters, agreeing not to sell, transfer, assign, pledge or otherwise dispose of any securities of the Company owned, directly or indirectly, by the Company’s directors and officers for a period of 120 days following the Closing Date without the prior written consent of the lead underwriter.

Additionally and concurrently, the Company has entered into a non-brokered private placement for 1,462,000 Units with a third party, for proceeds of $950,300, on the same terms as the Offering.  A finder’s fee of 6.75% will be payable to an arm’s length party through the issuance of the Company’s Common Shares.  This transaction is subject to TSX Venture Exchange approval and shareholder approval and is expected to close on July 14, 2005.

Outlook

In 2004, online poker became the fastest growth sector in the e-gaming industry, fueled by poker television coverage and Cinderella stories of online players winning the World Series of Poker and other land based tournaments.  Strong growth in online poker is expected to continue in the coming year, with an estimated US$66 billion to be wagered online in 2005.

Industry indications are strong that the growth trend in the internet gaming sector, in particular for poker and other multiplayer games, shall continue to enjoy high growth.  At the present time, the Company’s main objective is to expand the marketing of its core product.  Management strongly believes it has a solid marketing plan that can increase traffic and revenue through proven marketing medians.

The Company has commenced an aggressive marketing campaign which has started to produce positive results. Consequently, the Company has started gaining market share. Management is of the opinion that with the continuation of such an aggressive marketing campaign, there is a good possibility that the Company shall increase its market share and thus advance to the next level of the Company’s growth.

At the time of this filing, the Company is experiencing a continued and substantial growth in its revenues which Management expects will be reflected in the Company’s 2005, 1st quarter results.